[EMBRAER LETTERHEAD]

April 28, 2006

VIA FACSIMILE AND EDGAR

Ms. Letty Lynn
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:	Embraer–Empresa Brasileira de Aeronáutica S.A.
Application for Withdrawal of Registration Statement on Form F-4
File No. 333-131983

Dear Ms. Lynn:

          Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Embraer–Empresa Brasileira de Aeronáutica S.A. (the “Company”) hereby applies for the immediate withdrawal of its Registration Statement on Form F-4, File No. 333-131983, together with all exhibits and amendments thereto (the “Registration Statement”).  The Registration Statement was originally filed with the U.S. Securities and Exchange Commission on February 22, 2006 and has not been declared effective.

          The Company is requesting the withdrawal of the Registration Statement because, as per your instructions, it filed a Registration Statement on Form F-4 in connection with the same exchange offer (File No. 333-132289) under a different CIK number (0001355444) on March 9, 2006, which was declared effective on March 13, 2006.  Accordingly, the Company hereby respectfully requests the immediate withdrawal of the Registration Statement.

          If you have any questions concerning our request for withdrawal, please call Richard S. Aldrich, Jr. of Shearman & Sterling, LLP, our counsel, at +55-11-3720-2201.

Very truly yours,

Embraer–Empresa Brasileira de Aeronáutica S.A.

By:	/s/ ANTONIO LUIZ PIZARRO MANSO

Name:	Antonio Luiz Pizarro Manso
Title:	Executive Vice-President Corporate and Chief Financial Officer